UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NEOFORMA, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   640475 10 7
                             ----------------------
                                 (CUSIP Number)

                         KARIN LINDGREN, GENERAL COUNSEL
                       UNIVERSITY HEALTHSYSTEM CONSORTIUM
                           2001 SPRING ROAD, SUITE 700
                               OAK BROOK, IL 60523
                                 (630) 954-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1          NAME OF REPORTING PERSONS,
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)/    /
                                                                         ----
                                                                     (b)/    /
                                                                         ----
3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              /   /
                                                                       ---
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           ILLINOIS
                                              7    SOLE VOTING POWER
NUMBER OF SHARES                                   2,130,301
BENEFICIALLY
OWNED BY                                      8    SHARED VOTING POWER
EACH                                               0
REPORTING
PERSON                                        9    SOLE DISPOSITIVE POWER
WITH                                               2,130,301

                                              10   SHARED DISPOSITIVE POWER
                                                   0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,130,301

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See Instructions)                   /   /
                                                                        ---
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.64% (Based on 20,020,000 shares of Neoforma, Inc. common stock estimated to be outstanding)

14         TYPE OF REPORTING PERSON (See Instructions)
           CO

This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") filed by University HealthSystem Consortium, an Illinois not for profit corporation ("UHC"), as initially filed on Schedule 13D on February 5, 2001, and as amended by Amendment No. 1 on September 11, 2003 relates to shares of common stock, par value $.001 per share ("Common Stock"), of Neoforma, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms


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used but not defined herein have the meanings ascribed to them in the Schedule
13D.

ITEM 4.  PURPOSE OF TRANSACTION

                       Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                       UHC intends to retain a financial advisor to assist it in considering alternatives involving the Issuer. There can be no assurance that any transaction involving the Issuer will occur, or, if so, on what terms.

                       In addition, UHC entered into the Waiver described in
Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Amendment and is incorporated herein by reference.

                  None of the Covered Persons directly owns any of the shares of Common Stock reported on this Schedule 13D or has dispositive power with respect to such shares. However, by reason of their status as directors and/or executive officers of UHC, the Covered Persons may be deemed to be the beneficial owners of the shares of Common Stock owned directly or beneficially by UHC. UHC has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock from time to time owned directly or beneficially by UHC.

                  (c) Except as set forth in Item 4, UHC has not effected any other transactions with respect to the Issuer's common stock in the past 60 days.

                  (d) No person other than UHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common shares referred to herein.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

                  Pursuant to a Waiver dated January 7, 2005 (the "Waiver") among Issuer, UHC and VHA, Inc. ("VHA"), the Issuer granted VHA and UHC a limited waiver of certain provisions of Delaware law applicable to "business combinations," and a limited waiver of standstill agreements VHA and UHC had each entered into with the Issuer, in each case in order to permit VHA and UHC to work together in the evaluation of their strategic alternatives with respect to the Issuer.


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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                       References to and descriptions of the Waiver as set forth herein are qualified in their entirety by reference to the copy of the Waiver attached hereto in Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.

Exhibit 1 -- Waiver Agreement dated as of January 7, 2005 among UHC, VHA, Inc. and the Issuer.

Exhibit 2 - Press Release of UHC dated January 11, 2005.

                            [Signature on next page]

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




                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:  January 18, 2005

                                              UNIVERSITY HEALTHSYSTEM CONSORTIUM


                                          By: /s/ Mark Mitchell
                                              ----------------------------------
                                              Mark Mitchell, its Vice President,
                                              Finance

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                                   ATTACHMENT

                  Except as set forth below, (i) the principal business address of each of the Covered Persons of UHC is 2001 Spring Road, Suite 700, Oak Brook, IL 60523, (ii) the country of citizenship of each of the Covered Persons is the United States and (iii) each of the Covered Persons directly owns zero shares of Common Stock.

NAME                      PRINCIPAL OCCUPATION
----                      --------------------
Anthony Barbato           President & CEO of Loyola University Medical Center

Dennis Brimhall           President & CEO of University of Colorado Hospital

Albert Bothe              Executive Director of University of Chicago Practice
                          Plan of The University of Chicago Hospitals and Health
                          Systems

Robert J. Baker           CEO of UHC

Irene Cumming             President and CEO of The University of Kansas Hospital
                          Authority

Glenn Fosdick             President & CEO of Nebraska Medical Center

Richard Liekweg           CEO of UCSD Medical Center

Richard Fullmer           Executive Director of University of Utah Hospitals and
                          Clinics

Larry Gage                President of National Association of Public Hospitals
                          and Health Systems

Donna Katen-Bahensky      Director and CEO of University of Iowa Hospitals and
                          Clinics

Timothy M. Goldfarb       CEO of Shands HealthCare

R. Edward Howell          Vice President and CEO of UVA Medical
                          Medical Center of University of Virginia Health System

Peter Rapp                VP & Executive Director of Oregon Health & Science
                          University

Mark Mitchell             Vice President, Finance of UHC

Ralph Muller              CEO of University of Pennsylvania Health System

Gregory Pivirotto         President & CEO, Administration, of University Medical
                          Center

Len Preslar               President and CEO of N.C. Baptist Hospitals, Inc.

Michael Riordan           President and CEO of The University of Chicago
                          Hospitals and Health System

Bruce Schroffel           Director and CEO of Stony Brook University Hospital

Jane Schumaker            Senior Associate Dean and CEO, Faculty Practice Group,
                          University of Florida Physicians

Kathleen Sellick          Executive Director of University of Washington Medical

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                          Center

Steven Strongwater        Hospital Director & Director of Clinical Operations of
                          University of Connecticut Health Center








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